Exhibit 99.1

Collective Mining Announces a New High-Grade Discovery at Apollo by Drilling 57.65 Metres at 8.18 g/t AuEq Including 18.85 Metres @ 20.21 g/t AuEq

TORONTO, Oct. 22, 2024 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce the discovery of a new high-grade gold zone at the Apollo system ("Apollo"), located within the Company's Guayabales Project in Caldas, Colombia. This new discovery, which has been named the Ramp Zone, is interpreted to be the first intercept into a major new high-grade gold system at depth and can be classified as a partially reduced intrusion related Au-Ag-Cu system. Although the Ramp Zone begins at or near 1,000 metres below surface, the discovery hole is in close proximity to a conceptual underground access tunnel connecting Apollo to mining related infrastructure in a potential future development scenario for the project.

Ari Sussman, Executive Chairman commented: "The fact that Apollo is now transitioning into a bulk zone of high-grade gold mineralization at depth is extremely exciting and will no doubt add materially to the mineral resource endowment of Apollo. The Guayabales Project and the neighbouring Marmato mine form a giant precious metal rich district which continues to yield new major discoveries. Equally exciting is that the Apollo system, which outcrops at surface, now boasts a vertical dimension of approximately 1,150 metres with further expansion dead-ahead. I am proud of our team who continue to deliver remarkable exploration success. The Company is planning an expanded drilling program to follow up on the Ramp Zone discovery with further details to be provided in due course."

To watch a video of David Reading, Special Advisor to the Company, discuss the Ramp Zone discovery, click here.

The Company currently has five diamond drill rigs in operation within the Guayabales Project as part of its fully funded 40,000 metres drill program for 2024 with two rigs drilling at the Apollo system, two rigs drilling at Trap and one rig currently mobilizing to the X Target.

Highlights (see Table 1-2 and Figures 1-6)

Drill Hole APC99-D5

Diamond drill hole APC99-D5, which was drilled southwest from Pad16 (See Figure 1) to test for continuity and extend Apollo at depth, intersected significant mineralization as follows:

•	517.35 metres @ 1.97 g/t gold equivalent from 351.55 metres in the Apollo system, including:
•	31.30 metres @ 3.43 g/t gold equivalent from 353.60 metres
•	24.60 metres @ 2.68 g/t gold equivalent from 575.10 metres
•	30.60 metres @ 3.99 g/t gold equivalent from 729.25 metres
•	57.65 metres @ 8.18 g/t gold equivalent from 811.25 metres (New high-grade discovery named the Ramp Zone)

APC99-D5 on a grade accumulation bases averaged 1,021 grams x metres and is the twelfth and deepest intercept to date at Apollo with grade accumulation at over 1,000 grams x metres.

The New High-Grade Ramp Zone Discovery (at the Bottom of Drill Hole APC99-D5)

The final 57.65 metres of drill hole APC99-D5 cut a new style of mineralization in the deepest drill hole to date at Apollo with results as follows:

•	57.65 metres @ 8.18 g/t gold equivalent from 811.25 metres including:
•	18.85 metres @ 20.21 g/t gold equivalent
•	The high-grade Ramp Zone discovery was made at a depth of 1,150 metres below surface and is located approximately 480 metres laterally to the southwest from drill hole APC88-D1, which intersected 15.60 metres @ 20.34 g/t gold equivalent and was the prior deepest interval at Apollo (see press release dated January 30, 2024). No drilling at this deeper elevation between or below holes APC99-D5 and APC88-D1 has taken place indicating the high-grade Ramp Zone might have significant lateral extent as well as being open in all directions for expansion including at depth. Lateral step-out drilling is presently underway to expand this new discovery with assay results potentially available towards the end of Q4, 2024.
•	The Company named this new discovery the "Ramp Zone" because it is located close in elevation to the conceptual underground haulage tunnel for a future mine at the Guayabales Project (see Figure 4). Due to the proximity, it is possible that the high-grade mineralization encountered in holes APC99-D5 and earlier in hole APC88-D1 may be mined early in the mine life of a future underground mining scenario for the project (subject to completing a successful NI 43-101 compliant economic study and mine plan).

Although at significantly higher grades, the Ramp Zone shares some geological characteristics with Aris Mining's multi-million-ounce Marmato Deeps deposit.  The Ramp Zone mineralization also begins at a similar elevation to the top of Marmato Deeps with details as follows:

•	The Ramp Zone locates, coincidentally, at the same elevation level as the top of the Marmato Deeps deposit at approximately 1,000 metres above sea level (see Figure 3) and hosts similar bismuth and tellurium bearing sulphide minerals. The Marmato mine is located only 1.75 kilometres southeast of Apollo and hosts Measured and Indicated Resources of 5.99 million ounces at 3.03 g/t gold (61.5 million tonnes) and Inferred Resources of 2.79 million ounces at 2.43 g/t gold (35.6 million tonnes).
•	The Ramp Zone mineralogy and geochemistry, which consists of pyrite bearing veins and veinlets containing bismuth, tellurium and copper bearing sulphides, is similar to precious metal deposits classified as belonging to those referred to as Reduced Intrusion Related Gold Systems ("RIRGS"). In the case of the Ramp Zone discovery, the Company's geological advisors have referred to this high-grade discovery as a Partially Reduced Intrusion Related Au-Ag-Cu System ("PRIRS") due to the additional presence of copper bearing chalcopyrite along with the more typical bismuth and tellurium bearing sulphides seen in RIRGS deposits. Potential geological comparable PRIRS deposits to Apollo include the Telfer, Havieron and Winu deposits in Australia.
•	The Ramp Zone is open for further expansion along strike and at depth (Figure 3). The Company is currently drilling a new mother hole from Pad 16 designed to optimally drill test the Ramp Zone in all directions.

Table 1: Assays Results for Drill Hole APC99-D5

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	AuEq g/t*
APC99-D5	241.45	250.80	9.35	1.91	11	0.01	0.03	2.02
and	351.55	868.90	517.35	1.84	10	0.03	0.06	1.97
Incl.	353.60	384.90	31.30	3.24	16	0.05	0.04	3.43
& incl	575.10	599.70	24.60	2.49	12	0.04	0.16	2.68
& incl	729.25	759.85	30.60	3.89	9	0.03	0.17	3.99
RAMP ZONE
& incl	811.25	868.90	57.65	7.83	33	0.09	0.12	8.18
Incl.	819.10	837.95	18.85	19.39	83	0.21	0.16	20.21

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.015 x 0.85) + (Cu (%) x 1.44 x 0.95) + (Zn (%) x 0.43 x 0.85) utilizing metal prices of Ag - US$30/oz, Zn - US$1.25/lb, Cu - US$4.2/lb and Au - US$2,000/oz and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 85% for Zn. Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024, and October 3, 2024. The recovery rate assumption for zinc is speculative as limited metallurgical work has been completed to date. True widths are unknown, and grades are uncut.

Table 2: Assays Results for the New High-Grade Subzone Within the Ramp Zone Discovery

From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Bi ppm	Te ppm
819.10	819.90	0.80	11.60	83	0.07	116.50	5.56
819.90	820.80	0.90	35.60	168	0.13	248.00	10.80
820.80	821.80	1.00	6.98	25	0.02	33.10	1.50
821.80	822.85	1.05	3.36	18	0.04	20.90	1.17
822.85	824.00	1.15	4.21	15	0.03	13.60	0.74
824.00	825.00	1.00	2.75	7	0.01	6.83	0.41
825.00	826.10	1.10	3.59	28	0.13	10.20	0.56
826.10	827.10	1.00	53.70	342	0.92	316.00	10.50
827.10	828.10	1.00	59.70	288	0.94	205.00	9.54
828.10	829.15	1.05	40.20	100	0.19	77.70	2.81
829.15	830.15	1.00	5.73	44	0.12	33.70	0.94
830.15	831.25	1.10	24.80	72	0.18	44.80	2.22
831.25	832.10	0.85	25.00	87	0.22	81.10	3.13
832.10	833.20	1.10	15.60	64	0.16	48.80	2.21
833.20	834.20	1.00	12.50	70	0.25	34.00	1.46
834.20	835.20	1.00	24.60	91	0.29	47.20	3.76
835.20	836.20	1.00	20.60	34	0.09	18.75	1.02
836.20	837.10	0.90	1.91	11	0.04	6.31	0.27
837.10	837.95	0.85	18.40	46	0.11	34.60	1.49
Weighted Average		18.85	19.39	83	0.21

Figure 1: Plan View of the High-Grade Ramp Zone Discovery (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View at 925 Metres Above Sea Level Showing the Ramp Zone Discovery (CNW Group/Collective Mining Ltd.)

Figure 3: Longitudinal Section Highlighting Similar Elevation of the Ramp Zone and Marmato Deeps and the Close Proximity of Both Mineralized Systems (CNW Group/Collective Mining Ltd.)

Figure 4: Longitudinal Section Highlighting the New High-Grade Ramp Zone Discovery and Proposed Four Kilometer Access Tunnel Linking this Target and Various Other Discoveries with a Potential Surface Site for Mine Infrastructure (CNW Group/Collective Mining Ltd.)

Figure 5: Drill Core Tray Photo Highlighting APC99-D5 (CNW Group/Collective Mining Ltd.)

Figure 6: Plan View of the Guayabales Project Highlighting the Apollo Target Area (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company's 2024 objective is to expand the Apollo system, step out along strike to expand the recently discovered Trap system and make a new discovery at either the Tower, X or Plutus targets.

Management, insiders, a strategic investor and close family and friends own nearly 50% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE under the trading symbol "CNL", on the TSX under the trading symbol "CNL", on the FSE under the trading symbol "GG1".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including final listing mechanics and the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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%CIK: 0001953575

For further information: Investors and Media, Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 16:30e 22-OCT-24